UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 3, 2018, notices of meetings and record dates relating to meetings of shareholders, secured debtholders and unsecured debtholders of Concordia International Corp. to be held on June 19, 2018 were filed on SEDAR at www.SEDAR.com. In conjunction with those filings, Concordia International Corp. is filing the following exhibits:
Exhibit 99.1        Notice of the Meeting and Record Date (sent to secured debtholders);
Exhibit 99.2        Notice of the Meeting and Record Date (sent to unsecured debtholders); and
Exhibit 99.3        Notice of the Meeting and Record Date (sent to shareholders).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ David Price
	Name:	David Price
	Title:	Chief Financial Officer

Date: May 4, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of the Meeting and Record Date (sent to secured debtholders).
99.2	Notice of the Meeting and Record Date (sent to unsecured debtholders).
99.3	Notice of the Meeting and Record Date (sent to shareholders).